                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                            ______________________


                                 SCHEDULE 13D
                                (RULE 13D-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)
                              (AMENDMENT NO. 2)(1)

                               TRAVELNOW.COM INC.
                                (NAME OF ISSUER)

                        COMMON STOCK, $0.01 PAR VALUE
                        (TITLE OF CLASS OF SECURITIES)

                                  89490A 10 7
                                 (CUSIP NUMBER)

      JULIUS GENACHOWSKI, ESQ.          GREGORY S. PORTER, ESQ.
      USA NETWORKS, INC.                HOTEL RESERVATIONS NETWORK, INC.
      152 WEST 57TH STREET              8140 WALNUT HILL LANE, SUITE 800
      NEW YORK, NY 10019                DALLAS, TX  75231
      (212) 314-7200                    (972) 361-7311
    (NAME, ADDRESS AND TELEPHONE OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                               FEBRUARY 12, 2001
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

        IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(e), 13D-1(f) OR 13D-1(g), CHECK THE FOLLOWING BOX / /.

        NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

                                 (PAGE 1 OF 7)
________________________

        (1) THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

        THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).


                                  SCHEDULE 13D
------------------------------------------------------------------------------------------
Cusip No. 89490A 10 7                                         Page 2 of 7 Pages
------------------------------------------------------------------------------------------
1.      Name of Reporting Person and
        SS or I.R.S. Identification No. of Above Person:

        USA Networks, Inc.
        59-2712887
------------------------------------------------------------------------------------------
2.      Check the appropriate box if a member of a group
                                                                (a) / /
                                                                (b) /X/
------------------------------------------------------------------------------------------
3.      SEC Use Only.

------------------------------------------------------------------------------------------
4.      Source of Funds                                 WC

------------------------------------------------------------------------------------------
5.      Check box if disclosure of legal proceedings is required pursuant to
        Items 2(d) or 2(e) / /

------------------------------------------------------------------------------------------
6.      Citizenship or Place of Organization             Delaware

Number of      ---------------------------------------------------------------------------
Shares          7.      Sole Voting Power                -0-
Beneficially   ---------------------------------------------------------------------------
Owned by        8.      Shared Voting Power              10,697,990
Each           ---------------------------------------------------------------------------
Reporting       9.      Sole Dispositive Power           -0-
Person         ---------------------------------------------------------------------------
With           10.      Shared Dispositive Power         10,697,990

------------------------------------------------------------------------------------------
11.     Aggregate amount beneficially owned by each reporting person     10,697,990

------------------------------------------------------------------------------------------
12.     Check box if the aggregate amount in row (11) excludes certain shares  / /

------------------------------------------------------------------------------------------
13.     Percent of class represented by amount in row (11)                97.6%

------------------------------------------------------------------------------------------
14.     Type of Reporting Person                                            CO

------------------------------------------------------------------------------------------

                                  SCHEDULE 13D
------------------------------------------------------------------------------------------
Cusip No. 89490A 10 7                                         Page 3 of 7 Pages

------------------------------------------------------------------------------------------
1.      Name of Reporting Person and
        SS or I.R.S. Identification No. of Above Person:

        Hotel Reservations Network, Inc.
        75-2817683
------------------------------------------------------------------------------------------
2.      Check the appropriate box if a member of a group
                                                                (a) / /
                                                                (b) /X/
------------------------------------------------------------------------------------------
3.      SEC Use Only.

------------------------------------------------------------------------------------------
4.      Source of Funds                                  WC

------------------------------------------------------------------------------------------
5.      Check box if disclosure of legal proceedings is required pursuant to
        Items 2(d) or 2(e) / /

------------------------------------------------------------------------------------------
6.      Citizenship or Place of Organization             Delaware

Number of      ---------------------------------------------------------------------------
Shares          7.      Sole Voting Power                -0-
Beneficially    ---------------------------------------------------------------------------
Owned by        8.      Shared Voting Power              10,697,990
Each           ---------------------------------------------------------------------------
Reporting       9.      Sole Dispositive Power           -0-
Person         ---------------------------------------------------------------------------
With           10.      Shared Dispositive Power         10,697,990

------------------------------------------------------------------------------------------
11.     Aggregate amount beneficially owned by each reporting person     10,697,990

------------------------------------------------------------------------------------------
12.     Check box if the aggregate amount in row (11) excludes certain shares  / /

------------------------------------------------------------------------------------------
13.     Percent of class represented by amount in row (11)                97.6%

------------------------------------------------------------------------------------------
14.     Type of Reporting Person                                            CO

------------------------------------------------------------------------------------------

                                                              Page 4 of 7 Pages

                                  SCHEDULE 13D


ITEM 1.   SECURITY AND ISSUER.

        This Amendment No. 2 (the "Amendment") to the Statement on Schedule 13D originally filed on December 28, 2000, as amended on January 4, 2001 (the "Schedule 13D"), by USA Networks, Inc., a Delaware corporation ("USAi") and Hotel Reservations Network, Inc., a Delaware corporation and majority owned subsidiary of USAi ("HRN," and together with USAi, the "Reporting Persons"), relates to shares of TravelNow.com Inc., a Delaware corporation ("TravelNow"), common stock, $0.01 par value (the "Common Stock"). All capitalized terms used and not otherwise defined herein shall have the meanings assigned to those terms in the Schedule 13D. The principal executive offices of TravelNow are located at 318 Park Central East, Suite 306, Springfield, Missouri 65806.

ITEM 2.   IDENTITY AND BACKGROUND.

        The information contained in Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following information:

        Annex A attached to this Schedule 13D is hereby amended by deleting the reference to Brian C. Mulligan. Mr. Mulligan is no longer a USAi director.

        Annex A attached to this Schedule 13D is further hereby amended and supplemented by adding the following information:

        Dr. Georg Kofler, who became a director of USAi in July 2000, was inadvertently not included on Annex A to the Schedule 13D. Dr. Kofler's business address is Herrnstrasse 44 D-80539, Munchen, Germany. He is the Chairman of H.O.T. Networks, A.G. (Home Shopping Network). Dr. Kofler is a German citizen. During the last five years, Dr. Kofler (to the knowledge of USAi) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Dr. Kofler (to the knowledge of USAi) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

        On December 18, 2000, HRN entered into a Stock Purchase Agreement pursuant to which it acquired from Chris Noble 1,000,000 shares of Common Stock in exchange for $3.00 per share in cash. Also on December 18, 2000, HRN entered into a Stock Purchase Agreement pursuant to which it acquired from Andrew Schepp 80,000 shares of Common Stock in exchange for $3.00 per share in cash. HRN used cash from its working capital in the aggregate amount of $3,240,000 to acquire the 1,080,000 shares of Common Stock.

                                                              Page 5 of 7 Pages

        On January 4, 2001, HRN and TravelNow issued a joint press release announcing that HRN and TravelNow had entered into the Merger Agreement, pursuant to which HRN would acquire, through its wholly-owned subsidiary Wonsub, Inc., all of the outstanding Common Stock of TravelNow that HRN does not already beneficially own for $4.16 per share in cash. On February 12, 2001, HRN issued a press release announcing that based on a preliminary estimate, at the expiration of the Offer at midnight on Friday, February 9, 2001, TravelNow stockholders had tendered 9,617,990 shares of TravelNow common stock (including 974,326 shares subject to guaranteed delivery), which together represent approximately 88% of TravelNow Common Stock on a fully diluted basis. Payment for the shares of Common Stock tendered will be made by HRN in cash from HRN's working capital promptly through Mellon Investor Services, L.L.C., the depositary for the Offer.

        HRN also announced that it expects, by February 16, 2001, to complete its acquisition of the entire equity interest in TravelNow in a merger providing for non-tendering holders of Common Stock to receive the same $4.16 cash price per share as provided in the Offer.

ITEM 4.   PURPOSE OF TRANSACTION.

        The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by reference to the information set forth in Item 3 of this Amendment, which is hereby incorporated by reference herein.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

        The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by reference to the information set forth in Item 3 of this Amendment, which is hereby incorporated by reference herein, and by adding the following information.

        As of February 12, 2001, each of USAi and HRN may be deemed to be a beneficial owner of 10,697,990 shares of Common Stock, all of which will be held of record by HRN upon the consummation of the transactions described in
Item 3 above. Each of USAi and HRN may be deemed to beneficially own 97.6% of the Common Stock (based upon TravelNow's Quarterly Report on Form 10-QSB filed on November 14, 2000).

        USAi and HRN will each have shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 10,697,990 shares of Common Stock upon the consummation of the transactions described in Item 3 above. USAi and HRN expect to acquire the entire equity interest in TravelNow in a merger to be consummated by February 16, 2001.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by reference to the information set forth in Item 3 of this Amendment, which is hereby incorporated by reference herein.

                                                              Page 6 of 7 Pages

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement dated December 28, 2000, by and between USA Networks, Inc. and Hotel Reservations Network, Inc., dated December 28, 2000.(1)

Exhibit 2 Stock Purchase Agreement entered into on December 18, 2000, by and between Hotel Reservations Network, Inc., and Chris Noble.(1)

Exhibit 3 Stock Purchase Agreement entered into on December 18, 2000, by and between Hotel Reservations Network, Inc., and Andrew Shepp.(1)

Exhibit 4 Confidentiality Agreement dated December 20, 2000, by and among TravelNow.com, Inc. and Hotel Reservations Network, Inc.(1)

Exhibit 5 Standstill Agreement dated December 19, 2000, by and among TravelNow.com Inc. and certain stockholders named therein.(1)

Exhibit 6 Agreement and Plan of Merger dated January 3, 2001, by and among Hotel Reservations Network, Inc., Wonsub, Inc. and TravelNow.com Inc.(2)

Exhibit 7 Form of Stockholder Agreement dated January 3, 2001, by and among Hotel Reservations Network, Inc., Wonsub, Inc. and certain stockholders of TravelNow.com Inc.(2)

______________________

(1) Previously filed as an exhibit to Schedule 13D filed by the Reporting Persons on December28, 2000, and incorporated herein by reference.

(2) Previously filed as an exhibit to Schedule 13D/A filed by the Reporting Persons on January 4, 2001, and incorporated herein by reference.

                                                              Page 7 of 7 Pages

                                   SIGNATURES

        After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated: February 12, 2001                        USA NETWORKS, INC.



                                                By:/s/ William J. Severance
                                                   ----------------------------
                                                William J. Severance, Vice
                                                President and Controller


                                                HOTEL RESERVATIONS NETWORK, INC.



                                                By:/s/ Gregory S. Porter
                                                   ----------------------------
                                                Gregory S. Porter, General
                                                Counsel and Secretary

                                  INDEX TO EXHIBITS

        Exhibit 1 Joint Filing Agreement dated December 28, 2000, by and between USA Networks, Inc. and Hotel Reservations Network, Inc., dated December 28, 2000.(1)

        Exhibit 2 Stock Purchase Agreement entered into on December 18, 2000, by and between Hotel Reservations Network, Inc., and Chris Noble.(1)

        Exhibit 3 Stock Purchase Agreement entered into on December 18, 2000, by and between Hotel Reservations Network, Inc., and Andrew Shepp.(1)

        Exhibit 4 Confidentiality Agreement dated December 20, 2000, by and among TravelNow.com, Inc. and Hotel Reservations Network, Inc.1

        Exhibit 5 Standstill Agreement dated December 19, 2000, by and among TravelNow.com, Inc. and certain stockholders named therein.(1)

        Exhibit 6 Agreement and Plan of Merger dated January 3, 2001, by and among Hotel Reservations Network, Inc., Wonsub, Inc. and TravelNow.com Inc.(2)

        Exhibit 7 Form of Stockholder Agreement dated January 3, 2001, by and among Hotel Reservations Network, Inc., Wonsub, Inc. and certain stockholders of TravelNow.com Inc.(2)

______________________

(1) Previously filed as an exhibit to Schedule 13D filed by the Reporting Persons on December28, 2000, and incorporated herein by reference.

(2) Previously filed as an exhibit to Schedule 13D/A filed by the Reporting Persons on January 4, 2001, and incorporated herein by reference.